July 21, 2017

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Cash, Accounting Branch Chief
Office of Manufacturing and Construction
SiSi Cheng
Anne McConnell

Re:	TriMas Corporation

Form 10-K for the Year Ended December 31, 2016

Filed February 28, 2017

Form 8-K Filed February 28, 2017

Form 8-K Filed April 27, 2017

File No. 1-10716

Ladies and Gentlemen:

TriMas Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 30, 2017, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed on February 28, 2017 (the “Form 10-K”), the Company’s Current Report on Form 8-K filed on February 28, 2017 and the Company’s Current Report on Form 8-K filed on April 27, 2017.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Year Ended December 31, 2016

Consolidated Financial Statements

Note 7 - Goodwill and Other Intangible Assets, page 68

1.    We note you recorded a $60.2 million goodwill impairment charge related to your Aerospace reporting unit during the quarter ended December 31, 2016. We also note you cite negative developments related to this reporting unit that occurred during the quarter ended March 31, 2016. Please explain to us whether or not you performed an interim impairment test related to your Aerospace reporting unit prior to performing your annual impairment test. As part of your response, please also explain the key factors that caused the decline in this reporting unit´s fair value since your prior year impairment test, explain how you determined the significant assumptions you used to estimate fair value, and provide a sensitivity analysis that demonstrates the potential impact of changes in each significant assumption. In addition, please tell us the nature of and reasons for any changes in your reporting units and/or goodwill allocation. In this regard, we note your FY 2015 Form 10-K states you had 10 reporting units, all of which had goodwill, you recorded full goodwill impairment charges in 2 reporting units which would indicate you had 8 remaining reporting units with goodwill; however, your FY 2016 Form 10-K states you had 7 reporting units, 5 of which had goodwill. Please explain these apparent discrepancies.

Response:

The Company respectfully acknowledges the Staff’s comments relative to the goodwill impairment in its Aerospace reporting unit. To facilitate the Staff’s understanding of the fact patterns inherent in the comment, the Company thought it appropriate to answer the last part of the comment first, and work forward in addressing all parts of the comment.

For background, the Company owned one aerospace business, Monogram Aerospace Fasteners (“Monogram”), for many years. In 2013 and 2014, the Company acquired three aerospace suppliers to add to the portfolio (Martinic Engineering, Mac Fasteners, and Allfast Fastening Systems (“Allfast”)), in order to expand the breadth of its Aerospace product offering and to become a broader strategic partner with its key customers. In 2013, 2014 and 2015, each of these four businesses, for the period of time owned, was considered a separate reporting unit for purposes of the annual evaluation of goodwill impairment, as discrete financial information of each business continued to be separately available and reviewed by the Aerospace leadership team.

In 2014, the Company purchased Allfast, its largest acquisition to date. Given Allfast’s historical double-digit annual sales growth rate and high profit margins, as well as a competitive bidding process, the Company paid a market premium to complete the transaction. The transaction resulted in nearly $150 million in recorded goodwill, which was in addition to the existing recorded goodwill of approximately $60 million within the other three Aerospace reporting units (Monogram with approximately $40 million and Martinic Engineering and Mac Fasteners each with approximately $10 million).

The Allfast acquisition was key to the Company’s ability to attain greater scale in the aerospace fastener market, as Allfast’s product offering was complementary (versus overlapping) to the then-current Aerospace fastener product offering. There was also limited overlap in customer bases, which TriMas believed would provide significant future opportunities to leverage existing customer relationships and continue the trajectory of Allfast’s historical sales growth rate. In addition to the strategic fit and attractive financial profile, the Company also believed this acquisition would provide the scale necessary to begin to leverage the strengths of each aerospace business into a broader Aerospace platform. This strategy would allow for combining and integrating various functions (sales, engineering, quality, finance, procurement, human resources, etc.) into one group that operated across most or all product categories that could effectively cross-sell products with one sales team, eliminate redundancies, accelerate growth initiatives and increase operating profitability.

Given the Allfast acquisition was not finalized until October 2014, and recognizing a platform integration plan would take a year or more to execute given the inherent complexities, the Company budgeted for, and operated with, four separate Aerospace businesses (and reporting units) in 2015. The Company began implementing the platform integration plan in late 2015, and completed the majority of the significant changes in early 2016. In connection with finalizing the Company’s 2016 Aerospace budget, and given the changes to the commercial, operating and back office functions, the Aerospace leadership team began operating and evaluating its performance as one business, and no longer had the ability to report, or need for, discrete financial information for evaluation at the former reporting unit levels. Thus, the former four reporting units within the Aerospace reportable segment were combined into one reporting unit beginning with the Company’s first quarter 2016 interim assessment (thus reducing the number of the Company’s overall reporting units from ten to seven, and the overall number of reporting units with goodwill from eight to five). There was no reallocation of goodwill – the Company simply aggregated the goodwill of the four prior Aerospace reporting units into the new Aerospace reporting unit. There were no other changes in the Company’s number of reporting units from 2015 to 2016.

Each quarter, the Company assesses qualitative factors that could lead to impairment of goodwill within its reporting units, based on an assessment of the facts and circumstances known at the time. The Company concluded it did not have a triggering event requiring an interim impairment analysis for any of its reporting units subsequent to its October 1, 2015 annual impairment test. Please see the Company’s response to Comment 2 for reference to the language the Company included in its 2016 Form 10-Q filings with respect to these conclusions.

To assist in understanding the Company’s conclusions with respect to its interim impairment assessments, the Company thought it beneficial to provide some back background on those items most significantly affecting Aerospace’s financial results. Specifically, an external factor that began to impact operating results in mid-2015 and continued throughout 2016, which was a specific consideration in the Company’s October 1, 2015 annual impairment analysis.

Beginning in mid-2015, the Company’s two largest Aerospace distribution customers began reducing their year-over-year order levels due to internal initiatives to reduce on-hand inventory levels, primarily affecting our Monogram reporting unit. Revenues with these customers declined by approximately $2 million in each of the second and third quarters of 2015. In addition, lower distribution customer order levels impacted Allfast’s financial results, as while it had no year-over-year impact to TriMas’ reported results (as Allfast was not part of TriMas until the fourth quarter of 2014), Allfast’s distribution customer sales and resulting profit levels were also lower than the prior year as well as expected levels for 2015. Please note, for clarity in this Response, the two largest Aerospace distribution customers have been historically and continue to be the largest two distribution customers for Monogram and Allfast individually, as well as for the Aerospace segment overall.

The Company disclosed within its Critical Accounting Policies disclosure on page 47 of its Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) that it conducted a Step I impairment test as part of its October 1, 2015 annual goodwill impairment analysis for all reporting units other than Allfast. In this disclosure, the Company noted that the implied fair value of goodwill exceeded the carrying value in each reporting unit by more than 25% and, while not separately disclosed, the Monogram reporting unit’s fair value of goodwill exceeded the carrying value by more than 50%. In conducting this analysis, the

Company specifically considered the impact of the then-current lower distribution customer revenue and profit levels. The Company lowered the Monogram reporting unit’s near-term (2015 and 2016) financial projections, expecting that lower revenue and profit levels would continue near-term until the distribution customers reached a desired inventory position.The Company believed that the order patterns would begin to normalize consistent with underlying aerospace industry build-rates (as periodically published by Boeing and Airbus) in 2017 and beyond.

The Company conducted a Step Zero qualitative test for Allfast in its 2015 annual goodwill impairment analysis. Despite the lower than expected 2015 distribution customer sales, the impact of which the Company believed was temporary similar to the Monogram situation as discussed above, Allfast exceeded its operating profit expectations for the first year of ownership by TriMas. In addition, Aerospace leadership expected Allfast would continue to generate profit and cash flows consistent with projections at the time of the acquisition, given it continued to work toward new product qualifications and additional business with legacy TriMas Aerospace customers to achieve its growth objectives.

There were no significant changes in expected operating results during the fourth quarter of 2015. However, during the first quarter of 2016, the Company began to experience internal production scheduling and manufacturing inefficiencies (primarily at its Commerce, CA Monogram facility), in addition to the expected continuing impact of lower distribution customer revenue. These issues partially stemmed from changes in personnel responsibilities as the Company implemented platform integration activities, as well as challenges associated with implementing a new ERP system. While customer demand levels would have allowed for year-over-year revenue growth, the Company experienced a $4 million year-over-year decline in sales to Aerospace Original Equipment (“OE”) customers, as well as incurred additional costs to manufacture its products given the production inefficiencies. The Company developed countermeasures early in the second quarter that it believed would remedy these issues over a several month timeframe, given the root causes of the production scheduling and manufacturing inefficiencies were substantially within management’s control. The Company assessed the impact of these matters on the new Aerospace reporting unit for potential impairment, but concluded that the long-term value of the reporting unit was not impacted. This conclusion was based in part on the Company’s belief that it could still attain its originally budgeted Aerospace sales and operating profit for the second half of 2016 once these manufacturing issues were addressed. In addition, in the 2015 impairment test for the previous Monogram reporting unit (where the manufacturing issues causing this specific decline in sales and operating profit were occurring),there was a significant level of goodwill fair value over carrying value (>50%). The Company evaluated the impact as temporary in nature, and that it did not rise to the level where a triggering event had occurred or cautionary disclosure was required.

During the second quarter of 2016, Aerospace achieved some progress on a sequential basis from the first quarter, improving its sales (and related throughput) by $3.6 million, albeit at a higher than expected cost, and similar margin level, to first quarter given continued inefficiencies. Although there were no new operational or financial issues that arose in the second quarter, the Company recognized it would take longer to fully execute all of the actions required to achieve the back-half of the year budgeted operating profit levels, likely into 2017. The Company still believed the issues were temporary in nature and in its control to address, so consistent with its assessment in the first quarter of 2016, believed that there continued to be a significant excess in fair value over carrying value of goodwill. However, given the reduction in the then-current year financial expectations, plus the continuing impact of the two distribution customer sales below prior year levels, the Company added a cautionary disclosure in Key Factors and Risks Affecting Our Reported Results within Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the Company’s Form 10-Q for the quarterly period ended June 30, 2016 (the “2nd Quarter 2016 10-Q”). See the Company’s response to Comment 2 for the actual language included in the 2nd Quarter 2016 10-Q.

During the third quarter of 2016, Aerospace made significant progress in reducing its inefficiencies, continuing to improve sales (and related throughput) by another $3.3 million on a sequential basis, plus improving its operating profit margin from first and second quarter levels, each at approximately 8%, to third quarter at approximately 14%. As a result, the Company achieved its revised third quarter expectations for Aerospace sales and operating profit, although the results were still below original budgeted levels. Given the improvement in results and achievement of the revised expectations, the Company continued to believe there was a significant excess in fair value over carrying value of goodwill. The Company did choose to maintain the cautionary language in MD&A in the Company’s Form 10-Q for the quarterly period ended September 30, 2016 (the “3rd Quarter 2016 10-Q”) as the financial results were not yet back to original expectations. See the Company’s response to Comment 2 for the actual language included in the 3rd Quarter 2016 10-Q.

The Company performed its annual impairment test on October 1, 2016, concurrent with its annual budgeting and strategic planning process, which formed the basis of an internal estimate of fair value of its reporting units. The planning process was led by TriMas’ new Chief Executive Officer (hired in July 2016), and included a detailed evaluation of short and long-term priorities of each of TriMas’ businesses. In addition, during this process in the fourth quarter of 2016, the Company hired a new President of the Aerospace business. In developing the 2017 budget and five-year strategic plan, management considered the following significant factors in assessing the future sales, profitability and cash generation levels of the Aerospace business (and reporting unit):

•	A lower level of 2016 sales and operating profit than previously expected due to the aforementioned then-current year manufacturing inefficiencies, resulting in a new, lower baseline year than in the 2015 annual goodwill impairment test;

•	Order patterns from Aerospace’s two largest distribution customers had not yet begun to improve (as previously expected to occur by the end of 2016 in the 2015 goodwill impairment assessment), and concern as to the potential timing of when the Company would experience year-over-year increases, much less improvement back to 2014 and early 2015 levels;

•	General market uncertainty in the OE customer base order levels, with the Company’s largest OE customer causing uncertainty in the supply chain by continuing to modify and shrink its order lot sizes and the amount of inventory it carried on-hand;

•	Concern that the Aerospace platform integration savings and commercial synergies would materialize at the level and timing originally expected; and

•	The risk that Allfast would not be able to grow sales at its pre-acquisition double-digit annual growth rate (management’s expectation at the time of acquisition). As previously noted, Allfast’s revenue was flat for the first two years of TriMas’ ownership due to lower sales to distribution customers and, more significantly, lack of revenue growth associated with new product qualifications with then-existing Aerospace customers. In connection with the Allfast acquisition, the Company anticipated that new product qualifications with then-existing customers of TriMas would provide significant revenue and operating profit growth opportunities post-acquisition. However, these growth opportunities did not occur as anticipated due to product qualifications that: a) were finalized but for which no significant orders had yet been placed, or b) new product qualifications that had been delayed by customers or had not yet started.

In arriving in its conclusions around the Step I failure for the Aerospace reporting unit, the Company did not believe there was any one event, quarterly time period or other factor that could be pointed to or which led specifically to the Step I failure. Rather, the Company believed the Step I failure resulted from the confluence of many different items, some of which occurred during 2016 and which lowered the baseline for Aerospace’s five-year projections, and some of which related to reductions in future growth expectations, primarily sales of Allfast-branded products, given fewer new product or qualifications with customers previously expected. These items, when considered in totality, more than absorbed the amount of cushion between the implied fair value and carrying value of goodwill as part of the separate Aerospace reporting units in the 2015 annual goodwill impairment test, and following the Step II test, resulted in the goodwill impairment charge in the fourth quarter of 2016.

In conducting the Aerospace goodwill impairment analysis, the Company engaged a valuation firm to assist with estimating the implied fair value of the Aerospace reporting unit. In doing so, the Company evaluated the qualifications of the valuation specialist and oversaw their work and application of key assumptions throughout the process. The Company utilized both income and market-based approaches, assigning a 50% weight to each approach. As part of the market approach, the Company utilized market multiples of earnings of comparable publicly traded companies. The comparable companies considered under the market approach consisted of a pool of 15 actively-traded public companies that were financially solvent, and that operate in a similar line of business and/or reflect economic conditions and business risks for the aerospace industry in general. The Company considered both current and forward indicative multiples relative to Aerospace’s earnings amounts, selecting a current multiple slightly above the median of the comparable company group. The Company used a market multiple slightly higher than the median given Aerospace’s recent earnings performance in the trailing-twelve-month period were depressed from more normal levels in part due to temporary and controllable manufacturing inefficiencies that were in the process of being addressed. With all other assumptions held constant, if the Company selected a trailing-twelve-month earnings multiple that was one half-turn of earnings lower (which would have been below the median of the group), the goodwill impairment would have increased by approximately $9 million (from approximately $60 million to $69 million). Similarly, if the Company selected a trailing-twelve-month earnings multiple that was one half-turn of earnings higher (which would have still been below the upper quartile of the group), with all other assumptions held constant, the goodwill impairment would have decreased by approximately $9 million (from approximately $60 million to $51 million).

For the income approach, the most significant assumptions used by the Company were those inherent in the Company’s five-year projections, which formed the baseline for the impairment analysis. Specifically, the Company assumed a 5% annual sales growth for each of the five years in the projection period, and operating profit margin expansion between 75 and 150 basis points per year over the five-year period. The Company’s sales growth estimates were lower than prior forecasts, and held at rates generally consistent with Boeing and Airbus’ published build-rate forecasts (which average low-to-mid single digit percentage growth). Given the recent uncertainty in the aerospace supply chain, where Aerospace had experienced lower levels of distribution customer orders, and updated projections for growth programs being realized more slowly than previously expected, the Company believed its revised sales growth projections to be reasonable. The operating profit projections were believed to be reasonable as well, with expected increases from the somewhat depressed levels in 2016 as the Company executed its improvement plans, as well as gained operating leverage from higher sales levels over its fixed cost structure.

In terms of sensitivity of these key assumptions and the impact on the Aerospace financial projections:

•	a 1% change in the expected annual sales growth rate, with all other assumptions held constant, would have resulted in an approximate $5 million change in the recorded $60 million goodwill impairment (i.e. $65 million if the rate was decreased, or to $55 million if the rate was increased).

•	a 100 basis point change in each year’s operating profit margin, with all other assumptions held constant, would have resulted in an approximate $10 million change in the recorded $60 million goodwill impairment (i.e. $70 million if the rate was decreased, or to $50 million if the rate was increased).

In addition to the assumptions inherent in the Company’s five-year projections, in estimating the fair value of the reporting unit, the Company utilized a weighted average cost of capital (“WACC”) of 10.3% and an estimated residual growth rate of 3%. The WACC was selected considering the level of risk inherent in the cash flow projections when considering market and internal factors. The residual growth rate was selected with the assumption that aircraft build rates may slow from current levels, but generally would continue in the longer-term at low-single digit rates. The assumption was that this would be true whether for existing models or new models, and that the Company would continue to be a significant supplier of Aerospace products.

In terms of sensitivity of the WACC and residual growth rate assumptions:

•	a 50 basis point change in the WACC, with all other assumptions held constant, would have resulted in an approximate $15 million change in the recorded $60 million goodwill impairment (i.e $75 million if the rate was increased, or to $45 million if the rate was decreased).

•	a 50 basis point change in the residual growth rate, with all other assumptions held constant, would have resulted in an approximate $8 million change in the recorded $60 million goodwill impairment (i.e $68 million if the rate was decreased, or to $52 million if the rate was increased).

The Company recognized that there was a reasonable range of estimated fair value of the Aerospace reporting unit, based on a sensitivity around the key assumptions underlying the calculation. Given that the Company utilized two separate methods, one applying a market multiple to prior earnings, and one applying growth and discount rates to internal projections, and that these calculations resulted in significantly the same value, the Company believes its estimate of fair value, and the resulting goodwill impairment charge, was reasonable.

2.    Please tell us what if any cautionary disclosures regarding the potential for a material goodwill impairment charge at your Aerospace reporting unit you provided in filings prior to your FY 2016 Form 10-K. To the extent prior disclosures were not provided, please explain why.

Response:

The Company respectfully acknowledges the Staff’s comment and concerns regarding cautionary disclosures for potential material goodwill impairment charges. The Company did specifically consider, and make, such disclosure for the Aerospace reporting unit following the negative developments.

Given our expectation that the countermeasures implemented early in second quarter of 2016 would allow for attainment of back-half 2016 budgeted operating profit margins (as the Company addressed what were believed to be temporary, controllable issues), the Company did not update this language nor did it believe cautionary disclosure was necessary in first quarter 2016.

The Company did add cautionary disclosure language in its 2nd Quarter 2016 10-Q as noted in our response to Comment 1. On page 21 of MD&A, we included the following language:

“In addition to the impact of lower oil prices, the other significant external factor impacting our recent results is supply chain disruption within our Aerospace reportable segment. Beginning in the second quarter of 2015, our largest two Aerospace distribution customers began reducing their investment in on-hand inventory levels of fastener products, which we believe was partially in response to the decision of airframe original equipment (“OE”) customers to source more product directly from the manufacturer. This trend has continued through the second quarter of 2016. While this has impacted our net sales, it has also had a significant impact on margin levels, as certain of these products historically command higher profit margins. In addition to the reduction in distribution customer sales, we also have experienced production and scheduling challenges in one of our Aerospace fastener facilities that has contributed to significantly lower margins in the first half of 2016 versus prior quarters and years. We have plans in place to address these matters and are executing against them, as evidenced by our improved margins in the second quarter of 2016 as compared with first quarter 2016. We will continue to monitor our operating results related to these matters and to determine if a trend develops that is other than temporary, in which case we may need to assess the potential for impairment of this reporting unit’s long-lived assets, including goodwill and indefinite-lived intangible assets.”

While we executed consistent with then-current expectations in the third quarter of 2016, given that profitability remained lower than original expectations, we essentially maintained the second quarter disclosure language in our 3rd Quarter 2016 10-Q. On page 23 within MD&A, we included the following update and related cautionary language:

“In addition to the impact of lower oil prices, the other significant external factor impacting our recent results is supply chain disruption within our Aerospace reportable segment. Beginning in the second quarter of 2015, our two largest Aerospace distribution customers began reducing their investment in on-hand inventory levels of fastener products, which we believe was partially in response to the decision of airframe original equipment (“OE”) customers to source more product directly from the manufacturer. This trend has continued through the third quarter of 2016. While this has impacted our net sales, it has also had a significant impact on margin levels, as certain of these products historically command higher profit margins. In addition to the reduction in distribution customer sales, we also have experienced production and scheduling challenges in one of our Aerospace fastener facilities that has contributed to significantly lower margins in the first nine months of 2016 versus prior quarters and years. We established plans to address these matters and have been executing against those plans, as evidenced by our improved margins on a sequential quarterly basis during the second and third quarters of 2016. We will continue to monitor our operating results related to these matters and to determine if a trend develops that is other than temporary, in which case we may need to assess the potential for impairment of this reporting unit’s long-lived assets, including goodwill and indefinite-lived intangible assets.”

In addition to the above disclosures specific to our Aerospace business, the Company has historically included a specific risk factor prominently in its Annual Reports on Form 10-K as a result of recording significant goodwill and intangible asset impairments in prior years, noting that future impairments could have a material impact on our financial results. On page 15 of our 2015 Form 10-K, Item 1A. Risk Factors, we disclosed a risk factor summarized below:

“We have significant goodwill and intangible assets, and future impairment of our goodwill and intangible assets could have a material negative impact on our financial results.” and

“If we experience declines in sales and operating profit or do not meet our current and forecasted operating budget, we may be subject to additional goodwill and/or other intangible asset impairments in the future … While the fair value of our remaining goodwill exceeds its carrying value, significantly worse financial performance of our businesses, significantly different assumptions regarding future performance of our businesses or significant declines in our stock price could result in future impairment losses. Because of the significance of our goodwill and intangible assets, and based on the magnitude of historical impairment charges, any future impairment of these assets could have a material adverse effect on our financial results.”

Additionally, within the Forward-Looking Statements disclosure of our Forms 10-Q for quarterly periods ended March 31, June 30 and September 30, 2016, we state the following:

“These forward-looking statements are subject to numerous assumptions, risks and uncertainties which could materially affect our business, financial condition or future results including, but not limited to…risks and uncertainties associated with intangible assets, including goodwill or other intangible asset impairment charges…”

Within the Critical Accounting Policies section of our MD&A within our 2015 Form 10-K and our 2016 Form 10-K, we disclosed the lowest percentage by which fair value exceeded carrying value for the most recent Step I test of our reporting units with goodwill.

The Company respectfully acknowledges the Staff’s concerns regarding cautionary disclosures for potential material goodwill impairment charges in interim filings. We will continue to disclose the risks relating to potential goodwill and other intangible asset impairment charges as well as provide future cautionary disclosures regarding any potential events or circumstances that could have a negative effect on the amount by which the fair value of our reporting units with goodwill exceeds the respective carrying value. In an effort to provide additional clarity, we will include the following disclosure in the MD&A in our Form 10-Q for the quarterly period ended June 30, 2017 under Critical Accounting Policies to indicate the relationship between implied fair value and carrying value of goodwill and indefinite-lived intangible assets, and if or where there may be risk of future impairment:

During the quarter ended June 30, 2017, there were no material changes to the items that we disclosed as our critical accounting policies in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Annual Report on Form 10-K for the year ended December 31, 2016.

In completing our 2016 assessment of goodwill and indefinite-lived intangible assets, the fair value of the Aerospace reporting unit equaled carrying value following our recognition of goodwill and intangible asset impairment charges in the fourth quarter of 2016. All other reporting units with goodwill had an implied fair value greater than carrying value by more than 89% in our last quantitative assessment. The amount of remaining goodwill attributable to the Aerospace reporting unit was approximately $146.4 million as of December 31, 2016. We have not identified any events or changes in circumstances that could reasonably be expected to have an other than temporary effect on the significant assumptions used in estimating the fair value of our Aerospace or other reporting units with goodwill.

3.    We note you recorded a $38.7 million impairment charge for Aerospace related trade-names during the quarter ended December 31, 2016. Please explain how you determined the significant assumptions you used to estimate the fair value of the trade-names and provide a sensitivity analysis that demonstrates the potential impact of changes in such assumptions. In addition, please tell us the remaining carrying values of intangible assets related to your Aerospace reporting unit.

Response:

The Company used the Relief from Royalty valuation method to assess the value of the Aerospace-related trade names. This method measures the benefit of owning intellectual property as the “relief” from the royalty expense that would otherwise be incurred by licensing the asset from a third party. Under the Relief from Royalty valuation method, we used market royalty rates that we derived from a number of generally accepted methods, which included a review of royalty rates for similar intellectual property among manufacturing companies. These rates were then applied to the projected revenue associated with the use of each trade name to estimate the “relieved” royalty. The fair value of each trade name is the present value of the corresponding relieved royalty amount.

The significant assumptions used under the Relief from Royalty valuation method included a WACC of 10.3% and an estimated residual growth rate of 3%. These rates were consistent with those used in the income method to evaluate the fair value of the Aerospace reporting unit, as the Company believes they are reasonable in connection with the level of risk inherent in the projections. A lower WACC or higher residual growth rate assumption would have resulted in a higher fair value of the Aerospace trade names. In contrast, a higher WACC or lower residual growth rate assumption would have resulted in a lower fair value of the Aerospace trade names. The Company performed a sensitivity assessment of these significant assumptions (with all other assumptions held constant), and noted if the Company selected a WACC that was 50 basis points lower or 50 basis points higher, the fair value of the Aerospace trade names would have increased approximately $2.4 million or decreased approximately $2.0 million, respectively. Similarly, if the Company selected a residual growth rate that was 50 basis points higher or 50 basis points lower, the fair value of the Aerospace trade names would have increased approximately $2.9 million or decreased approximately $1.6 million.

Based on the selected key assumptions and the related sensitivity of changes in each, we believe the estimate of fair value of the Aerospace trade names was reasonable.

As of December 31, 2016, the remaining carrying values of intangible assets in our Aerospace reporting unit were $84.2 million for Customer Relationships, $28.3 million for Technology, and $15.9 million for trade names and trademarks.

Form 8-K Filed February 28, 2017

Form 8-K Filed April 27, 2017

4.    We note in your earnings release, including the header, the 2016 Highlights section and segment disclosures, you disclose several non-GAAP measures but omit disclosure and discussion of the most directly comparable GAAP measure. Please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e) (i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise future earnings releases, beginning with the Company’s second quarter 2017 earnings release, to present the most directly comparable GAAP measure with equal or greater prominence for each non-GAAP measure disclosed within our header, highlights section and segment disclosures.

5.    Please expand your disclosures to more clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise its future disclosures to more clearly disclose and explain how the tax effects of non-GAAP adjustments are calculated. To accomplish, the Company will separately present the income tax impact of non-GAAP adjustments, versus the prior presentation on a “net of tax” basis only. The Company will also add an explanation of how the income tax amounts for non-GAAP financial measures are calculated (which the Company notes, and will disclose, are on an item-by-item basis using the tax rate in the jurisdiction where the adjustment occurred). In addition, if the non-GAAP effective tax rate is dissimilar to the GAAP effective tax rate, the Company will add an explanation of such variance(s).

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned via e-mail at bobzalupski@trimascorp.com or by phone at (248) 631-5460.

Very truly yours,

/s/ Robert J. Zalupski

Robert J. Zalupski

Chief Financial Officer

Cc:	Joshua A. Sherbin Paul A. Swart